SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☐  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

OR

☒  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
      EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM April 1, 2002 TO December 31, 2002

Commission File Number: 000-24373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLOBAL IMAGING SYSTEMS 401(K) RETIREMENT PLAN

3820 NORTHDALE BOULEVARD, SUITE 200A

TAMPA, FLORIDA 33624

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBAL IMAGING SYSTEMS, INC.

3820 NORTHDALE BOULEVARD, SUITE 200A

TAMPA, FLORIDA 33624

Global Imaging Systems

401(k) Retirement Plan

Financial Statements and Supplemental Schedules

For the Period from April 1, 2002 to

December 31, 2002 and

for the Year Ended March 31, 2002

Global Imaging Systems

401(k) Retirement Plan

Contents

For the Period from April 1, 2002 to December 31, 2002 and

for the Year Ended March 31, 2002

Report of Independent Certified Public Accountants

To the Participants and Administrator of the

Global Imaging Systems

401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Global Imaging Systems 401(k) Retirement Plan (the “Plan”) at December 31, 2002 and March 31, 2002, and the changes in net assets available for benefits for the period from April 1, 2002 through December 31, 2002 and the year ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 13, 2003

Global Imaging Systems

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

As of December 31, 2002 and March 31, 2002

	December 31, 2002	March 31, 2002
Assets
Investments, at fair value	$48,474,658	$51,251,712
Investments, at contract value	2,133,182	—

Total investments	50,607,840	51,251,712
Receivables
Participant contribution	316,707	317,083
Employer contribution	123,095	110,269

Total receivables	439,802	427,352

Net assets available for benefits	$51,047,642	$51,679,064

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Global Imaging Systems

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the Period from April 1, 2002 through December 31, 2002 and for the Year Ended March 31, 2002

	December 31, 2002	March 31, 2002
Additions
Additions to net assets attributed to Investment results
Net depreciation in fair value of investments	$(10,954,373)	$(1,104,812)
Interest and dividends	522,271	664,822

Total investment loss	(10,432,102)	(439,990)

Contributions
Participant	6,175,965	7,614,587
Employer	1,810,912	2,817,349

Total contributions	7,986,877	10,431,936

Net (deductions) additions	(2,445,225)	9,991,946

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(2,586,073)	(5,025,726)
Administrative expenses	(21,715)	(3,186)

Total deductions	(2,607,788)	(5,028,912)

Net (decrease) increase prior to transfers from other plans	(5,053,013)	4,963,034
Transfers from other plans	4,421,591	1,314,651

Net (decrease) increase	(631,422)	6,277,685
Net assets available for benefits
Beginning of period	51,679,064	45,401,379

End of period	$51,047,642	$51,679,064

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Global Imaging Systems

401(k) Retirement Plan

Notes to Financial Statements

For the Period from April 1, 2002 through December 31, 2002 and for the Year Ended March 31, 2002

1.	Description of Plan

The following description of the Global Imaging Systems (the “Company”) 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and related Plan amendments for a more complete description of the Plan’s provisions.

General

The Plan, established May 1, 1996, and subsequently amended, is a defined contribution savings plan covering substantially all employees of Global Imaging Systems, Inc. (the “Sponsor”) and its subsidiaries that have adopted the Plan as of December 31, 2002 (collectively and individually referred to as the “Employer”), who have attained age 21 and one hour (1,000 hours prior to June 23, 1999) of service, excluding employees subject to a collective bargaining agreement, leased employees and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective April 1, 2002, the Plan’s year end was amended from March 31 to December 31.

The Plan provides for various investment options through its participation in the various mutual funds and guaranteed investment contracts in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Contributions

Commencing November 1, 1998, eligible participants may contribute up to 18 percent of pretax annual compensation, as defined by the Plan, subject to certain IRS limitations. Prior to such date, the participants were eligible to contribute up to 15 percent of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified plans. Effective July 1, 2002, the Employer contributes to the Plan 60 percent (55 percent prior to July 1, 2002) of the first 6 percent of the participant’s compensation. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers one money market fund, 15 mutual funds, a guaranteed investment contract (GIC) and Global Imaging Systems, Inc. common stock as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of employer contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts plus actual earnings thereon is based on years of credited service. Participants are incrementally vested over six years of credited service. Participants

Global Imaging Systems

401(k) Retirement Plan

Notes to Financial Statements

For the Period from April 1, 2002 through December 31, 2002 and for the Year Ended March 31, 2002

are immediately vested upon reaching normal retirement age, death, total disability or termination of the Plan.

Payment of Benefits

A participant may receive a lump-sum amount equal to the vested value of his or her account upon termination of employment, attainment of normal retirement age, death or disability. If the participant’s vested account balance exceeds $5,000, the Plan will allow the participant to elect when to commence distribution or permit a direct rollover to another qualified plan or IRA. If the vested account balance does not exceed $5,000, the Plan will distribute the balance in a lump-sum.

Forfeited Accounts

At December 31, 2002 and March 31, 2002, forfeited nonvested accounts totaled $118,050 and $32,540, respectively. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. For the period ended December 31, 2002 and the year ended March 31, 2002, employer contributions were reduced by $260,694 and $327,934, respectively, from forfeited nonvested accounts.

Participant Loans

Loans to participants are not available except when participants transfer loans from another qualified plan. However, the Plan Administrator may require modification of certain conditions of the loan in order to bring the loan into compliance with the terms of the Plan’s loan policy. The Plan Administrator will not approve any loan to a participant in an amount which exceeds 50 percent of his or her vested account balance (maximum aggregate dollar amount to any individual participant may not exceed $50,000 and may not be less than $1,000). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The loans are secured by the balances in the participant’s account and bear interest at a rate determined by a predecessor plan when the loan originated. Interest rates range from 4.75 to 10.75 percent. Principal and interest is paid ratably through monthly payroll deductions.

Administration

The Plan is administered by the Company. Prudential Trust Company (“Prudential”) is the trustee of the Plan. Certain administrative expenses are paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates.

Payment of Benefits

Benefits are recorded when paid.

Global Imaging Systems

401(k) Retirement Plan

Notes to Financial Statements

For the Period from April 1, 2002 through December 31, 2002 and for the Year Ended March 31, 2002

Investment Valuation and Income Recognition

The Plan invests in a guaranteed investment contract, mutual funds and Global Imaging Systems Common Stock. Investments in mutual funds and common stock are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Guaranteed investment contracts are recorded at contract value. Participant receivables and loans are valued at cost which approximates fair value.

The Plan presents, in the statements of changes in net assets available for benefits, the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2002		March 31, 2002
Prudential Government Security Money Market Fund	$4,861,832		$3,465,996
Prudential Global Growth Fund Z	3,584,286		4,576,882
Prudential Value Fund Z	2,855,088		3,650,506
Fidelity Advisor Equity Growth	12,379,748		17,601,569
Putnam Voyager Fund A	7,478,102		10,116,335
Putnam Income Fund A	3,559,500		3,401,813
AIM Balanced Fund A	—	*	2,556,721
Prudential Government Income Fund Z	2,799,431		—	*

* Investment does not exceed 5% or more of net assets

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	December 31, 2002	March 31, 2002
Mutual funds	$(10,932,767)	$(1,742,368)
Common stock	(21,606)	637,556

	$(10,954,373)	$(1,104,812)

Global Imaging Systems

401(k) Retirement Plan

Notes to Financial Statements

For the Period from April 1, 2002 through December 31, 2002 and for the Year Ended March 31, 2002

4.  Investment Contract

In 2002, the Plan entered into a benefit-responsive investment contract with Prudential as an investment option for participants. Prudential maintains the contributions in a general account. The amount is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate for the period ended December 31, 2002, was at 3.6 percent. Such interest rates are reviewed on a quarterly basis for resetting. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3 percent, for the period ending December 31, 2002. The minimum interest rate is reviewed annually.

5. Related Party Transactions

Certain Plan investments are mutual funds, money market funds, and guaranteed investment contracts managed by the trustee and shares of the Company’s common stock; and therefore, these transactions qualify as party-in-interest.

6. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001 that the Plan is designed in accordance with Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, it is the position of the Company that the Plan has been operated in accordance with Internal Revenue Code and ERISA requirements and, therefore, will be considered exempt from federal income taxes. Accordingly, income taxes have not been provided for in the accompanying financial statements.

7. Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Global Imaging Systems

401(k) Retirement Plan

Schedule of Assets (Held At End of Year)

As of December 31, 2002                                                                                                                                            Schedule I

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost **	Current value
Prudential Government Security Money Market Fund*	Money Market Fund		$4,861,832
Prudential Active Balanced Fund Z*	Mutual Fund		1,632,821
Prudential Value Fund Z*	Mutual Fund		2,855,088
Prudential Government Income Fund Z*	Mutual Fund		2,799,431
Prudential Global Growth Fund Z*	Mutual Fund		3,584,286
Prudential Stock Index Fund Z*	Mutual Fund		1,617,192
Fidelity Advisor Equity Growth	Mutual Fund		12,379,748
Fidelity Advisor Mid Cap Fund T	Mutual Fund		693,525
Putnam Voyager Fund A	Mutual Fund		7,478,102
Putnam Income Fund A	Mutual Fund		3,559,500
AIM Balanced Fund A	Mutual Fund		1,809,732
AIM Small Cap Growth Fund A	Mutual Fund		147,950
American Balanced Fund A	Mutual Fund		795,511
Goldman Sachs Small Cap Value Fund A	Mutual Fund		356,944
New Perspective Fund A	Mutual Fund		572,952
PIMCO PEA Renaissance Fund A	Mutual Fund		1,321,259
Global Imaging Systems, Inc.*	Common Stock		1,941,446
Global Imaging Plan 105703 Guaranteed Interest Account*	(GIC) Average yield 3.6%		2,133,182
Participant Loans *	Interest ranging from 4.75 to 10.75 percent Maturity ranging 1/08/2003 to 11/30/2009		67,339

Total			$50,607,840

*	Represents party-in-interest to the Plan.
**	Cost information is not required as all investments are participant directed.

Global Imaging Systems

401(k) Retirement Plan

Schedule of Investment Assets (Acquired and

Disposed of Within the Plan Year)

For the Period from April 1, 2002 to December 31, 2002                                                                              Schedule II

The Plan has executed no transactions as defined.

Global Imaging Systems

401(k) Retirement Plan

Schedule of Reportable Transactions

For the Period from April 1, 2002 to December 31, 2002                                                                              Schedule III

The Plan has executed no transactions as defined.

Global Imaging Systems

401(k) Retirement Plan

Schedule of Leases in Default or Classified as Uncollectible

As of December 31, 2002                                                                                                                                Schedule IV

The Plan has executed no transactions as defined.

Global Imaging Systems

401(k) Retirement Plan

Schedule of Loans or Fixed Income Obligations

in Default or Classified as Uncollectible

As of December 31, 2002                                                                                                                                Schedule V

The Plan has executed no transactions as defined.

Global Imaging Systems

401(k) Retirement Plan

Schedule of Nonexempt Transactions

For the Period from April 1, 2002 to December 31, 2002                                                                      Schedule VI

The Plan has executed no transactions as defined.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Imaging Systems 401(k) Retirement Plan
(Registrant)

June 27, 2003	/s/ Cecil McClary
Date	Cecil McClary
Vice President of Human Resources of Global Imaging Systems, Inc.

EXHIBIT INDEX

Number	Exhibit

23	Consent of Independent Certified Public Accountants

99	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002